QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO (Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

UNOVA, Inc.
(Name of Subject Company (Issuer))

UNOVA, Inc. (Issuer)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Options to purchase common stock, $.01 par value per share,
granted from June 1, 1999, through May 31, 2000
(Title of Class of Securities)

91529B106
(Underlying common stock)
(CUSIP Number of Class of Securities)

Daniel S. Bishop
Senior Vice President, General Counsel and Secretary
UNOVA, Inc.
21900 Burbank Boulevard
Woodland Hills, California 91367-7418
(818) 992-3000

with a copy to:
Eric Honick, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,829,242	$565.84

* Calculated solely for the purpose of determining the filing fee. This amount assumes that options to purchase 1,394,000 shares of common stock of UNOVA, Inc., having an aggregate value of $2,829,242 as of August 22, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes options pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $565.84	Filing Party: UNOVA, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 24, 2001

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third-party tender offer subject to Rule 14d-1.

    /x/  issuer tender offer subject to Rule 13e-4.

    / /  going private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

INTRODUCTORY STATEMENT

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO-I"), filed with the Securities and Exchange Commission on August 24, 2001, relating to the offer by UNOVA, Inc., a Delaware corporation ("UNOVA"), to officers and employees who are holders of options to purchase UNOVA common stock, $.01 par value per share, granted during the period from June 1, 1999, through May 31, 2000, which are outstanding under the UNOVA 1999 Stock Incentive Plan (the "1999 Plan") for restricted shares of common stock that will be issued under the 1999 Plan or the UNOVA 2001 Stock Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated August 24, 2001, and the related Cover Letter.

    Unless otherwise defined in this Amendment No. 1, terms that are defined in the Offer to Exchange will have the same meanings when used in this Amendment.

Item 1. Summary Term Sheet.

    (a) Q.6. of the Summary Term Sheet has been amended and restated in its entirety as provided in the Supplement, dated September 17, 2001, to the Offer to Exchange, dated August 24, 2001, attached hereto as Exhibit (a)(10) (the "Supplement") and is incorporated herein by reference to the Supplement.

    (b) The Supplement provides that the expiration date of the offer has been extended from Friday, September 28, 2001, to Friday, October 5, 2001, and the questions in the Summary Term Sheet relating to the expiration date and the date on which holders of eligible options will be deemed to have received their shares of restricted stock in exchange for their eligible options have been amended as provided in the Supplement. The provisions in the Supplement relating to the extension of the expiration date of the offer and the date on which holders of eligible options will be deemed to have received their shares of restricted stock in exchange for their eligible options are incorporated herein by reference to the Supplement.

    (c) The consequences of not completing and returning the personal election form will be the same as if the option holder rejects the offer. Nevertheless, UNOVA has requested that all offerees return their personal election forms so that it will have written documentation in a uniform format of an offeree's conscious decision not to accept UNOVA's offer. Requiring delivery of a written personal election form or change of election form avoids any questions whether an offeree has made his or her election, albeit in a manner other than as required by the offer, such as orally, by e-mail or in a writing that differs from the personal election form or change of election form provided with the offer.

Item 4. Terms of the Transaction.

    (a) The Supplement provides that the expiration date of the offer has been extended from Friday, September 28, 2001, to Friday, October 5, 2001. Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock"), and Section 15 ("Extension of Offer; Termination; and Amendment") have been amended as provided in the Supplement to the extent that such Sections relate to the extension of the expiration date of the offer and the date on which holders of eligible options will be deemed to have received their shares of restricted stock in exchange for their eligible options. Such amendments to such Sections are hereby incorporated herein by reference to the Supplement.

    (b) Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 6 ("Conditions of the Offer") of the Offer to Exchange have been amended in their entirety to provide that if the conditions to the offer specified in Section 6 are either satisfied or waived, then UNOVA will accept all properly tendered eligible options for exchange for shares of restricted stock as provided in the offer. Section 5 and Section 6, as amended, are hereby incorporated herein by reference to the Supplement.

    (c) Officers of UNOVA who hold eligible options are entitled to participate in the offer on the same terms as all other holders of eligible options. The number of eligible options that each such officer holds and the number of shares of restricted stock that such officer would have the right to receive in exchange for such eligible options is set forth on Exhibit A to the Offer to Exchange. UNOVA will not know whether its officers will exchange any of their eligible options for restricted stock pursuant to the offer until the expiration date and has no agreement or understanding with any officer with respect to such exchange. Non-employee directors are not eligible to participate in the offer. UNOVA's officers are its only other affiliates who are eligible to participate in the offer.

    (d) The consequences of not completing and returning the personal election form and the reasons that UNOVA has requested that all offerees return their personal election forms are set forth in Item 1(c) of this Amendment No. 1 and incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

    (a) The information set forth in Item 4(c) of this Amendment No. 1 is incorporated herein by reference.

Item 11. Additional Information.

    (a) The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Securities Exchange Act of 1934, as amended (the "Act"). The Act does not provide this protection for tender offers. Therefore, to the extent the offer to exchange includes forward-looking statements, the safe harbor provided by the Act is not available to UNOVA for any such forward-looking statements.

Item 12. Exhibits.

    (a)(1) Offer to Exchange, dated August 24, 2001.*

    (a)(2) Form of Cover Letter to Eligible Option Holders.*

    (a)(3) Form of Personal Election Form.*

    (a)(4) Form of Notice of Change of Election.*

    (a)(5) Form of Personal Statement.*

    (a)(6) Form of Restricted Stock Agreement for U.S. Employees.*

    (a)(7) Form of Restricted Stock Agreement for Non-U.S. Employees.*

    (a)(8) UNOVA, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 23, 2001, and incorporated herein by reference.

    (a)(9) UNOVA, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001, and incorporated herein by reference.

    (a)(10) Supplement, dated September 17, 2001, to Offer to Exchange, dated August 24, 2001.

    (a)(11) Form of email confirmation of acceptance to be sent upon expiration of the offer and satisfaction or waiver of all conditions thereto to all holders of eligible options that are properly tendered.

    (b) Not applicable.

    (d)(1) UNOVA, Inc., 2001 Stock Incentive Plan, filed as Exhibit B to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 8, 2001, and incorporated herein by reference.

    (d)(2) UNOVA, Inc., 1999 Stock Incentive Plan, filed as Annex A to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 7, 1999, and incorporated herein by reference.

    (g) Not applicable.

    (h) Not applicable.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3.

    (a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

UNOVA, INC.
By:	/s/ DANIEL S. BISHOP Daniel S. Bishop Senior Vice President, General Counsel and Secretary

Date: September 17, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated August 24, 2001.*
(a)(2)	Form of Cover Letter to Eligible Option Holders.*
(a)(3)	Form of Personal Election Form.*
(a)(4)	Form of Notice of Change of Election.*
(a)(5)	Form of Personal Statement.*
(a)(6)	Form of Restricted Stock Agreement for U.S. Employees.*
(a)(7)	Form of Restricted Stock Agreement for Non-U.S. Employees.*
(a)(8)	UNOVA, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 23, 2001, and incorporated herein by reference.
(a)(9)	UNOVA, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 10, 2001, and incorporated herein by reference.
(a)(10)	Supplement, dated September 17, 2001, to Offer to Exchange, dated August 24, 2001.
(a)(11)	Form of email confirmation of acceptance to be sent upon expiration of the offer and satisfaction or waiver of all conditions thereto to all holders of eligible options that are properly tendered.
(d)(1)
UNOVA, Inc., 2001 Stock Incentive Plan, filed as Exhibit B to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 8, 2001, and incorporated herein by reference.
(d)(2)
UNOVA, Inc., 1999 Stock Incentive Plan, filed as Annex A to the company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 7, 1999, and incorporated herein by reference.

*
Previously filed.

QuickLinks

SCHEDULE TO (Rule 14d-100)
INTRODUCTORY STATEMENT
Item 1. Summary Term Sheet.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS